Exhibit 99.3

ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three and nine-month periods ended September 30, 2014 compared to the three and nine-month periods ended September 30, 2013. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to October 21, 2014 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at www.sedar.com (“SEDAR”) and on EDGAR at www.sec.gov. Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the SEC and Canadian provincial securities commissions. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2013 consolidated financial statements for disclosure of the Company’s significant accounting policies. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at, and for the three and nine-month periods ending September 30, 2014.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) located in the state of Sonora in northwest Mexico, as well as the Aği Daği, Kirazli and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey. In 2013, the Company acquired the Esperanza Gold Project in Mexico, and the Quartz Mountain Property in Oregon, U.S.A.

Mulatos (Mexico – producing)

The Mulatos mine is located within the 30,536 hectare Salamandra group of concessions in the state of Sonora in northwest Mexico. The Mulatos mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.3 million ounces of gold to-date.

Based on December 31, 2013 Proven and Probable mineral reserves of 54.8 million tonnes grading 1.15 grams of gold per tonne of ore (“g/t Au”) for 2.0 million contained ounces of gold, the Mulatos mine has a remaining life of approximately eight years at current throughput levels. In 2014, the Mulatos mine is transitioning from open pit to both open pit and underground mining in order to access higher grade mineral reserves.

Esperanza (Mexico – development stage)

In 2013, the Company acquired the Esperanza Gold Project located in Morelos State, Mexico. The Esperanza Gold Project is advanced-stage, with Measured and Indicated mineral resources (reported at a 0.4 g/t Au cut-off) at December 31, 2013 of 46.7 million tonnes grading 0.82 g/t Au and 7.1 g/t Ag for approximately 1.2 million ounces of gold and 10.6 million ounces of silver.

In September 2011, the previous owners of Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year at total cash operating costs of $499 per ounce (net of by-product credits). Applying a gold price assumption of $1,150 per ounce, the September 2011 PEA base case scenario indicated that the Esperanza Gold Project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of $122 million.

Aği Daği, Kirazli and Çamyurt (Turkey – advanced development stage)

In early 2010, the Company acquired the 8,317 hectare Aği Daği and Kirazli gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Aği Daği and Kirazli projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, at an average rate of 166,000 ounces of gold per year and cash operating costs of $544 per ounce (net of by-product credits) over a nine-year mine life. In addition, in 2011 the Company discovered the Çamyurt project located approximately three kilometres (“km”) southeast of Aği Daği.

Measured and Indicated mineral resources at Aği Daği, Kirazli and Çamyurt (reported at a 0.2 g/t Au cut-off) at December 31, 2013 total 139.9 million tonnes grading 0.65 g/t Au and 5.36 g/t silver (“Ag”) for approximately 2.9 million ounces of gold and 24.1 million ounces of silver. Inferred mineral resources total an additional 23.9 million tonnes grading 0.52 g/t Au and 4.56 g/t Ag, for 0.4 million contained ounces of gold and 3.5 million contained ounces of silver.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Quartz Mountain (U.S.A. – exploration stage)

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an Inferred mineral resource (reported at a 0.21 g/t Au cut-off (oxide) and 0.58 g/t Au cut-off (sulphide)) at December 31, 2013 of 110.4 million tonnes grading 0.80 g/t Au for 2.85 million ounces of gold.

Third Quarter 2014 Highlights

	Q3 2014	Q3 2013	Change (%)
Ounces produced	28,000	43,000	(35%)
Ounces sold	30,000	48,000	(38%)

Operating Revenues (000)	$38,523	$63,811	(40%)
Earnings (loss) before income taxes (000)	($3,667)	$15,010	(124%)
Earnings (loss) (000)	($2,238)	$9,249	(124%)
Earnings (loss) per share (basic and diluted)	($0.02)	$0.07	(129%)

Cash flow from operating activities before changes in non-cash working capital (000)	$9,904	$26,362	(62%)
Cash flow (used in) from operating activities (000)	($26)	$25,697	(100%)

Cash and short-term investments (000) (2)	$375,167	$433,658	(13%)

Realized gold price per ounce	$1,284	$1,329	(3%)
Average London PM Fix gold price per ounce	$1,282	$1,326	(3%)

Total cash cost per ounce (1)	$784	$491	60%
All-in sustaining cost per ounce (1)	$1,148	$810	42%
All-in cost per ounce (1)	$1,498	$970	54%

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at September 30, 2014 and September 30, 2013.

Third Quarter 2014

Financial Performance

•	Realized quarterly loss of $2.2 million ($0.02 per share) compared to earnings of $9.2 million ($0.07 per share) in the third quarter of 2013

•	Generated cash from operating activities before changes in non-cash working capital of $9.9 million ($0.08 per share)

•	Sold 30,000 ounces of gold at an average realized price of $1,284 per ounce for quarterly revenues of $38.5 million

•	Reported cash and cash equivalents and short-term investments of $375.2 million as at September 30, 2014

•	Announced a semi-annual dividend of US$0.10 per common share payable on October 31, 2014. Including this dividend, the Company has returned over $102 million to shareholders in the form of dividends and share repurchases over the past four years

Operational Performance

•	Produced 28,000 ounces of gold at a total cash cost of $784 per ounce of gold sold, and at an all-in sustaining cost of $1,148 per ounce of gold sold. Costs for the third quarter were higher than budgeted given a severe rainy season that diluted solution grades and resulted in the deferral of production to the fourth quarter

•	Mined and stacked ore on the leach pad grading 1.08 g/t Au, 27% above annual budgeted grades, resulting in 51,900 contained ounces stacked on the leach pad in the third quarter, the highest this year. This is expected to contribute to a substantial increase in fourth quarter production

•	Continued development activities at San Carlos and commenced underground mining of high grade ore. Approximately 25,000 tonnes of high grade ore from San Carlos were stockpiled at quarter end at grades above the current mineral reserve grade of 7 g/t Au

•	Received the approval of the Environmental Impact Assessment (“EIA”) certificate for the Aği Daği project in Turkey

•	Achieved average crusher throughput of 16,400 tonnes per day in the third quarter, despite record rainfall levels

Subsequent to Quarter-end

•	Completed modifications to the mill circuit and began processing San Carlos high grade ore in the first week of October

•	Entered into agreements to acquire water concessions sufficient for all future mining activities at the Esperanza Gold Project, representing a significant milestone towards preparation of the project permit applications

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Results of Operations

Gold production of 28,000 ounces in the third quarter of 2014 decreased 35% compared to 43,000 ounces in the same period of 2013. The table below outlines key production indicators for the third quarters of 2014 and 2013.

Production summary	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Ounces produced (1)	28,000	43,000	98,000	151,000

Crushed ore stacked on leach pad (tonnes) (2)	1,495,000	1,610,000	4,559,000	4,730,400
Grade (g/t Au)	1.08	0.99	1.01	1.11

Contained ounces stacked	51,900	51,300	148,300	169,300

Crushed ore milled (tonnes)	12,500	46,900	49,300	138,500
Grade (g/t Au)	8.47	6.73	5.33	8.08

Contained ounces milled	3,400	10,200	8,500	36,000

Ratio of total ounces produced to contained ounces stacked and milled	51%	70%	63%	74%

Total ore mined (tonnes) (3)	1,713,000	1,777,000	5,565,000	5,186,000
Waste mined (tonnes)	1,004,000	992,000	3,534,000	2,601,000

Total mined (tonnes)	2,717,000	2,769,000	9,099,000	7,787,000

Waste-to-ore ratio	0.59	0.56	0.64	0.50

Ore crushed per day (tonnes) – combined	16,400	18,000	16,900	17,800

(1)	Reported gold production for Q3 2014 and YTD 2014 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.
(3)	Includes ore stockpiled during the period

Lower gold production in the third quarter of 2014 relative to the third quarter of 2013 was attributable to less high grade mill production and higher than normal rainfall, which resulted in leach pad dilution and lower crusher throughput.

Total crusher throughput in the third quarter of 2014 averaged 16,400 tpd, below the annual budgeted throughput as a result of above average rainfall in the quarter and lower high grade mill feed from Escondida Deep. The Company expects to return to budgeted crusher throughput levels in the fourth quarter of 2014 with the ramp up of high-grade mill production from San Carlos.

The ratio of ounces produced to contained ounces stacked or milled (or recovery ratio) in the third quarter was 51% compared to 70% in the third quarter of 2013, and well below the annualized budget of 75%. The recovery ratio was significantly impacted by heavy rains at the mine throughout the entire quarter, including record rainfall for the month of September. The heavy rainfall resulted in dilution of the gold-bearing solution on the leach pad, thereby deferring a significant portion of production to the fourth quarter of 2014. With the completion of the rainy season, the Company shocked the leach pad with additional cyanide, which is expected to result in the recovery of deferred production.

The Company continued to benefit from higher grades in the third quarter of 2014, with the grade of crushed ore stacked on the leach pad of 1.08 g/t Au being 27% higher than the budgeted annual grade of 0.85 g/t Au. Despite the lower recovery ratio caused by the heavy rains, contained ounces stacked to the leach pad of 51,900 ounces in the quarter were the highest this year, the benefit of which is expected to be realized in the fourth quarter.

The grade of ore mined and milled from the Escondida Deep deposit was 8.47 g/t Au for the quarter, consistent with the reserve grade. The number of tonnes mined and processed from the Escondida Deep deposit in the third quarter was in line with revised expectations but below the annual budget level. The Company has exhausted the current mineral reserves at Escondida Deep, but will continue exploration activities with the objective of delineating additional high grade mineral resources at other underground targets in proximity to Escondida Deep. Escondida Deep development will be used as infrastructure support for future underground exploration activities.

Development of the San Carlos high grade underground deposit was the primary focus during the third quarter. The Company advanced approximately 600 metres during the third quarter, with total development to date of 1,050 metres. The Company is currently developing three primary headings to support mining stopes, which will be mined in the fourth quarter.

The Company completed the upgrade to the existing mill circuit in early October. The upgraded mill circuit is designed to optimize recoveries from the various ore types within San Carlos to ensure the budgeted recovery of 75% is achievable. While the mill improvements were ongoing in the third quarter, the Company stockpiled high grade development ore from the San Carlos deposit. At the end of the third quarter, the stockpile had reached a total of 25,000 tonnes, with average grades above the current mineral reserve grade of 7 g/t Au. The upgraded mill circuit began processing the high grade stockpile during the first week of October.

Operating Costs

The following table compares costs per tonne for the three and nine-month periods ended 2014 and 2013:

Costs per tonne summary(2)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Mining cost per tonne of material (ore and waste)	$3.70	$2.24	$3.25	$2.40

Waste-to-ore ratio	0.59	0.56	0.64	0.50

Mining cost per tonne of ore	$5.87	$3.49	$5.32	$3.61
Crushing/conveying cost per tonne of ore	$2.67	$2.15	$2.56	$2.29
Processing cost per tonne of ore	$5.54	$4.80	$4.95	$4.46
Mine administration cost per tonne of ore	$3.11	$2.42	$2.65	$2.29

Total cost per tonne of ore (1)	$17.19	$12.86	$15.48	$12.65

(1)	Cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in the third quarter of 2014 of $17.19 increased 34% compared to the same period of 2013, resulting from higher mining costs and lower crusher throughput.

Mining cost per tonne of material was $3.70 in the third quarter of 2014, 65% higher than $2.24 in the third quarter of 2013, as a result of underground mining costs incurred in 2014, as well as longer average haul distances as ore is sourced from the El Victor open pit, in addition to the Mulatos pit. The mining cost per tonne of ore was $5.87 in the third quarter of 2014, 68% higher than $3.49 per tonne in the third quarter of 2013, primarily attributable to longer haul distances

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

and higher underground mining costs. Mining cost per tonne of ore is expected to increase in future quarters as higher cost underground mining activities contribute a higher proportion of the Company’s overall gold production.

Crushing and conveying cost per tonne of ore was $2.67 in the third quarter of 2014, 24% higher than the comparable quarter in 2013, due to higher diesel prices and lower throughput in 2014.

Processing costs per tonne of ore in the third quarter of 2014 were $5.54 compared to $4.80 in 2013, a 15% increase. Higher processing costs in the third quarter of 2014 relative to the same period of 2013 were the result of higher input costs, particularly cyanide, as the heavy rains required increased consumption of cyanide to mitigate dilution of gold-bearing solution. In addition, silver by-product credits were lower in 2014 due to the decrease in silver prices.

Mine administration costs per tonne of ore in the third quarter of 2014 were $3.11, higher than the same period of 2013 as lower throughput has the effect of increasing fixed costs on a per tonne basis.

Cash operating costs of $719 per ounce of gold sold in the third quarter of 2014 were above the Company’s annual guidance range of $630 to $670 per ounce, and were 66% higher than $434 per ounce reported in the third quarter of 2013. This increase is primarily attributable to higher cost per tonne of ore mined and higher costs associated with underground production, as well as lower production from the high grade deposit which has a lower cost profile. On a year-to-date basis, cash operating costs of $617 per ounce remain below the low end of the Company’s annual guidance range.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	Q3 2014	Q3 2013
Total cost per tonne of ore	$17.19	$12.86
Ore stacked/milled (tonnes)	1,507,500	1,656,900

Total cost	$25,914,000	$21,308,000
Inventory adjustments to reflect ounces allocated to stockpile inventory	($581,000)	($513,000)
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($3,768,000)	$60,000

Mining and processing costs allocated to ounces sold	$21,565,000	$20,855,000
Ounces sold	30,000	48,000

Cash operating cost per ounce sold	$719	$434

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In the third quarter of 2014, the number of ounces in leach pad inventory increased compared to the previous quarter, reflecting production levels far below the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, increased to $29.4 million at September 30, 2014 from $13.0 million at December 31, 2013, reflecting higher costs per ounce and a higher number of ounces in leach pad inventory due to the deferral of production caused by heavy rains in the third quarter.

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the three and nine month periods ended September 30, 2014 are presented below:

	Q3 2014 ($000)	YTD 2014 ($000)
Sustaining Capital – Mexico
Construction	1,259	2,658
Interlift liners, ponds, and leach pad	1,904	5,459
Component changes	485	1,536
Other	281	1,562

	3,929	11,215
Development – Mexico
San Carlos/Victor	3,208	6,227
Escondida Deep	—	1,926
San Carlos bridge	—	3,263
Capitalized exploration	5,399	9,267
Esperanza Gold Project	1,090	3,180
Land acquisitions	101	3,190
Other	1,090	1,374

	10,888	28,427
Development – Turkey
Development and capitalized exploration	340	1,020

	340	1,020
Head office – Toronto
IT infrastructure and furniture	185	384

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$15,342	$41,046

Sustaining Capital – Mexico

Sustaining capital in Mexico in the third quarter of 2014 included $1.9 million of spending on interlift liners for the leach pad and cleaning of the ponds, $1.3 million on construction activities, and $0.5 million for component changes. Sustaining capital of $11.2 million year to date is in line with annual guidance of $13.2 million.

Development – Mexico

Development activities in Mexico in the third quarter were focused on underground development of the San Carlos deposit, waste removal at El Victor, and modifications to the mill circuit. Construction of the bridge over the Mulatos River was completed before the onset of the rainy season in July, allowing for year-round access to San Carlos.

Other significant development spending in the third quarter of 2014 included $5.4 million in capitalized exploration focused on San Carlos and Puerto del Aire. In addition, the Company invested $1.1 million at the Esperanza Gold Project advancing the EIA baseline study work. Capital expenditures in Turkey and Toronto were minimal in the third quarter of 2014.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Development – Turkey

The Aği Daği and Kirazli gold projects are located on the Biga Peninsula of northwestern Turkey. Aği Daği is located approximately 50 km southeast of Çanakkale and Kirazli is located approximately 25 km northwest of Aği Daği. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Aği Daği and Kirazli projects, with annual combined gold production expected to peak at 237,000 ounces, and averaging 166,000 ounces per year over the nine year combined mine life. For further information with respect to the preliminary feasibility study, refer to the related technical report available at the Company’s website at www.alamosgold.com and on www.sedar.com under the Company’s profile. In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. The potential inclusion of the Çamyurt resource in a combined development scenario is expected to significantly enhance the overall economics of the Company’s Turkish projects.

In August 2013, the Turkish Ministry of Environment and Urbanization (the “Ministry”) formally approved the Company’s EIA for the Kirazli project. However, in January 2014, the Çanakkale Administrative Court in Turkey (the “Court”) granted an injunction order in response to a lawsuit claiming that the Ministry’s approval of the EIA for the Company’s Kirazli project failed to assess the “cumulative impacts” of the Kirazli project and other potential mining projects in the region. The Ministry contested the Court’s decision on the basis that there was no applicable regulatory requirement to include such an assessment in an EIA report at the relevant time. Notwithstanding this factor, in the third quarter, the Çanakkale Administrative Court, as the first instance court, cancelled the Ministry’s EIA approval in relation to the Kirazli main project due to the lack of cumulative impact assessment (“CIA”). The Court’s basis for the injunction did not relate to concerns with any technical aspect of the Kirazli project.

The Ministry and the Company appealed this ruling to the Turkish High Administrative Court. The appeal decision remains pending, but is expected to be finalized within three to six months. In order to address the CIA requirements and concerns of the Court, the Company has prepared and submitted a CIA assessment for the Kirazli project, which is currently under review by the Ministry.

In August 2014, the Ministry signed and issued formal approval in the form of an EIA Positive Decision Certificate for the Aği Daği project. A new legislative process was recently implemented in Turkey, whereby any legal challenge to an EIA must be registered within 30 days of the approval by the Ministry. This deadline has passed and the Company is not aware of any legal challenges filed, therefore, the Company does not currently anticipate the same legal challenges that have faced the Kirazli EIA. Obtaining forestry and operating permits are the next steps in the permitting process for the project.

In the third quarter of 2014, total development expenditures in Turkey were $0.3 million relating to revisions to the Kirazli EIA, which was capitalized. Given the continuing delay in receipt of key permits, the Company reduced its headcount early in 2014 and curtailed spending significantly in Turkey. A full development budget for Kirazli and Aği Daği will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of recent forestry fee increases, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects. Gold production from Kirazli, the first of the Company’s Turkish projects, is expected within 18 months of receipt of the outstanding forestry and operating permits.

Exploration Summary

Total exploration expenditures in the third quarter of 2014 were $8.4 million primarily focused at Mulatos where exploration spending totaled $7.1 million. This included $5.4 million of infill drilling at San Carlos and Puerta del Aire, which was capitalized. An additional $1.7 million spent at East Estrella, Escondida Deep and administration costs were expensed.

Exploration - Mulatos

During the third quarter, the focus of exploration was on three areas; additional infill drilling to support underground mining, mineral reserve and resource drilling, and exploration drilling. The Company had up to nine drill rigs active at Mulatos to support the exploration program during the quarter.

Four deposits were drilled during the quarter, including San Carlos, Escondida Deep, Puerto del Aire, and East Estrella. Up to five drill rigs were active from surface at San Carlos, two rigs at each of East Estrella and Puerto del Aire, and one underground diamond rig at Escondida Deep and San Carlos.

San Carlos

San Carlos remains the highest priority for exploration with approximately 21,205 metres (“m”) drilled on the deposit during the third quarter. Approximately half of this was tight infill drilling to support underground mining operations and planning. The remainder was drilled as part of the ongoing exploration program to upgrade existing mineral resources and to extend the strike and dip of existing mineral resources.

Escondida Deep

During the quarter, exploration drilling at Escondida Deep was undertaken with the objective of defining additional high-grade mineralization to extend the life of underground mining operations at Escondida.

Puerto del Aire

Drilling at Puerto del Aire was designed to upgrade inferred mineral resources and to test a high-grade zone of mineralization in the north-eastern extension of the deposit. A total of 9,916m was drilled during the quarter. Results are being analyzed and a decision on a second phase of drilling is expected in 2015 to further test the high-grade zone.

East Estrella

A total of 3,054m was drilled at East Estrella during the quarter with the objective of extending and upgrading existing mineral resources.

Exploration - Esperanza

The Company capitalized $1.1 million at the Esperanza Gold Project in the third quarter. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA. The Company is currently completing preparatory work for a planned geotechnical and exploration drill program in the first half of 2015.

In addition, the Company has entered into agreements with local vendors to acquire water concessions sufficient for all future mining activities at the Esperanza Gold Project, representing a significant milestone towards preparation of the project permit applications. The Company is in the process of finalizing these agreements.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Exploration – Quartz Mountain

During the third quarter, the Company invested $0.2 million at the Quartz Mountain project, which was expensed. The drill program envisioned for the third quarter was delayed due to high forest fire hazard levels in the region. An expanded 8,000m drill program is in the approval process and drilling is expected to begin in October 2014.

Financial Highlights

A summary of the Company’s financial results for the three and nine-month periods ended September 30, 2014 and 2013 is presented below:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$9,904	$26,362	$39,058	$100,541
Changes in non-cash working capital	($9,930)	($665)	($22,120)	($29,001)
Cash provided (used) by operating activities (000)	($26)	$25,697	$16,938	$71,540
Earnings (loss) before income taxes (000)	($3,667)	$15,010	$5,542	$72,877
Earnings (loss) (000)	($2,238)	$9,249	$1,241	$44,066
Earnings per share
- basic	$(0.02)	$0.07	$0.01	$0.35
- diluted	$(0.02)	$0.07	$0.01	$0.35
Comprehensive income (000)	($2,887)	$8,960	$35	$44,841
Weighted average number of common shares outstanding
- basic	127,357,000	127,445,000	127,399,000	127,215,000
- diluted	127,357,000	127,752,000	127,403,000	127,393,000
Assets (000) (3)			$891,578	$898,028

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at September 30, 2014 and December 31, 2013.

The Company’s operating margins in the third quarter of 2014 were negatively impacted by a weaker gold price and lower production caused by heavy rainfall. The Company generated $9.9 million ($0.08 per share) cash from operating activities (before changes in non-cash working capital). Cash used in operating activities of 0.03 million decreased significantly relative to the same period of 2013 as a result of lower gold sales and higher cash costs.

A loss before income taxes of $3.7 million or $0.03 per share was incurred in the third quarter of 2014, compared to earnings of $15.0 million or $0.12 per basic share in the third quarter of 2013. On an after-tax basis, the Company recorded a loss in the third quarter of 2014 of $2.2 million or $0.02 per share compared to earnings of $9.2 million in the same period of 2013 as a result of lower gold sales and higher cash costs.

Gold Sales

Details of gold sales are presented below:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Gold sales (ounces)	30,000	48,000	96,200	156,000
Operating revenues (000)	$38,523	$63,811	$123,877	$228,356
Realized gold price per ounce	$1,284	$1,329	$1,288	$1,464
Average gold price for period (London PM Fix)	$1,282	$1,326	$1,288	$1,456

Operating revenues in the third quarter of 2014 of $38.5 million decreased 40% compared to $63.8 million in the third quarter of 2013 as a result of a 37% decrease in the number of ounces of gold sold and a 3% decline in the realized gold price per ounce. Lower gold sales were driven by lower production in the quarter.

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For the third quarter of 2014, the Company achieved a realized gold price per ounce of $1,284, slightly above the average London PM Fix gold price for the quarter. As at September 30, 2014, the Company did not have any significant derivative activity outstanding related to gold, and was therefore leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,250 per ounce on October 21, 2014. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $525 per ounce.

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Gold production (ounces) (1)	28,000	43,000	98,000	151,000
Gold sales (ounces)	30,000	48,000	96,200	156,000

Cash operating costs (000) (2)	$21,565	$20,855	$59,367	$60,618
- Per ounce sold	$719	$434	$617	$389

Royalties (000) (3)	$1,958	$2,707	$6,578	$11,370
Total cash costs (000) (2)	$23,523	$23,562	$65,945	$71,988
- Per ounce sold	$784	$491	$686	$461

Corporate and administrative, share-based compensation, exploration, reclamation costs, sustaining capital expenditures (000)	$10,921	$15,291	$33,355	$41,714
All-in sustaining cost (000) (4)	$34,444	$38,853	$99,300	$113,702
- Per ounce sold	$1,148	$810	$1,032	$729

- Realized gold price per ounce	$1,284	$1,329	$1,288	$1,464
- Operating cash margin per ounce (5)	$500	$838	$602	$1,003

(1)	Reported gold production is subject to final refinery settlement.
(2)	“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)	“All-in sustaining cost” is a non-GAAP measure that reflects total mining and processing cost, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(5)	“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Total cash costs in the third quarter of 2014 were $784 per ounce of gold sold, above the Company’s full year guidance range of $700 to $740 per ounce. Total cash costs per ounce in the third quarter of 2014 were 60% higher than in the same period of 2013 due to the start of higher cost underground mining activities, lower number of tonnes milled, and higher input costs. On a year-to-date basis, the Company reported total cash costs of $686 per ounce of gold sold, below the low end of the annual guidance range of $700 to $740 per ounce.

All-in Sustaining Costs

In June 2013, the World Gold Council (“WGC”) published a guidance note on Non-GAAP metrics available to gold mining industry participants to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The Company adopted the reporting of “All-in sustaining costs” or “AISC” in the first quarter of 2013 and began reporting “All-in costs” or “AIC” in the third quarter of 2013.

All-in sustaining cost per ounce is reported for the Company’s producing mine, the Mulatos mine in Mexico. Costs attributable to the Company’s development projects in Turkey, Mexico and the United States are not included within all-in sustaining costs.

All-in sustaining costs include cash costs, exploration, corporate and administrative, share based compensation, reclamation and sustaining capital costs, and were $1,148 per ounce of gold sold in the third quarter of 2014, above the Company’s annual guidance of $960 to $1,000, due to lower than budgeted production in the third quarter. As a result, fixed costs, including corporate and administration, exploration and sustaining capital costs have a higher cost on a per ounce basis. The Company expects all-in sustaining costs to decrease significantly in the fourth quarter as production from the high-grade mill is ramped up and deferred production from the leach pad is realized. All-in sustaining cost per ounce increased 42% in the third quarter of 2014 relative to the same period of 2013 due primarily to lower grades mined and milled in 2014 as well as higher overall input costs.

Royalty

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at September 30, 2014, the royalty was paid or accrued on approximately 1.3 million ounces of applicable gold production. Royalty expense in the third quarter of 2014, related to the 5% royalty, of $1.7 million decreased 37% from royalty expense of $2.7 million in 2013 due to lower gold prices. In addition, commencing in 2014, royalty expense includes the 0.5% Extraordinary Mining Duty payable to the Mexican Government, which totaled $0.2 million for the quarter.

Amortization

Amortization expense of $357 per ounce in the third quarter of 2014 was approximately 8% higher than in the same period of 2013 as a result of higher amortization from the Escondida Deep zone. Capitalized costs associated with the pre-strip and underground development to access the deposit are amortized and charged to expense based on an allocation to the ounces produced from the underground Escondida Deep deposit. Given that the Company has experienced a negative grade and tonnes reconciliation for the Escondida high grade and Escondida Deep zones, the number of the recoverable ounces in the amortization base has decreased, with the effect of increasing the amortization cost on a per ounce basis. The Company expects amortization per ounce to decrease as production from the San Carlos high grade zone commences.

Exploration

The Company’s accounting policy for exploration costs is that exploration expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred.

Total exploration spending in the third quarter of 2014 was $8.5 million, of which $6.5 million was capitalized and $2.0 million was expensed. Exploration expenditures at San Carlos and Esperanza were capitalized while exploration costs at regional targets and administration costs were expensed.

Corporate and Administrative

Corporate and administrative expenses of $3.9 million in the third quarter of 2014 were 5% lower than $4.1 million incurred in the third quarter of 2013, and consistent with budget. The Company is focused on cost reduction measures that are expected to result in lower corporate and administrative costs.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) was a $19,000 expense in the third quarter of 2014, a significant decrease from the comparable period of 2013. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. In 2013, the Company’s Board of Directors approved a cash-settled RSU plan available to officers, employees and consultants, and a DSU plan available to its directors. SARs, RSUs, and DSUs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options, SARs and RSUs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option. DSUs are not subject to vesting terms, therefore the expense is recorded immediately.

Share-based compensation expense in the third quarter of 2014 is comprised of a $0.5 million expense related to the Company’s stock option plan, offset by a $0.5 million recovery related to

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

the Company’s liability for outstanding SARs, RSUs and DSUs. The Company’s outstanding liability for SARs, RSUs, and DSUs decreased from $3.5 million at June 30, 2014 to $3.0 million at September 30, 2014 as a result of a decrease in the Company’s share price over this period.

Finance Income

Finance income in the third quarter of 2014 was $0.8 million, slightly lower than the amount earned in the same period of 2013 due to lower cash balances. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current quarter was $0.3 million compared to $0.2 million in the third quarter of 2013.

Foreign Exchange Loss

The Company recognized a $2.1 million foreign exchange loss in the third quarter of 2014, compared to a $0.4 million foreign exchange loss in the same period of 2013. Throughout the third quarter of 2014, the Company’s operating currencies, the Mexican peso (“MXN”) Canadian dollar (“CAD”) and Turkish Lira (“TL”), all weakened relative to the USD.

The foreign exchange loss was comprised of a $0.4 million loss on the Company’s Canadian dollar-denominated net assets, a $1.3 million foreign exchange loss on revaluation of the Company’s MXN-denominated assets, and a $0.4 million foreign exchange loss on revaluation of the Company’s TL-denominated asset position. The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes and Mexican Tax Reform

In December 2013, the Mexican President approved a tax reform bill that enacted a new Income Tax Law (“MITL”), which increased the effective tax rate applicable to the Company’s Mexican operations effective January 1, 2014. The MITL has increased the corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Royalty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the MITL requires taxpayers with mining concessions to pay a new 7.5% Special Mining Tax. The Special Mining Tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Tax there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Extraordinary Mining Royalty and Special Mining Tax are tax deductible for income tax purposes. The Company implemented several tax planning strategies prior to January 1, 2014 to mitigate the impact of the MITL.

Tax recovery in the third quarter of 2014 of $1.4 million compared to a $5.8 million expense in the same period of 2013. The Company must calculate and provide for tax instalments on a monthly basis in Mexico. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability. In the third quarter of 2014, the Company did not pay cash tax installments, as the Company offset tax installment payments against refundable value-added taxes. In addition, the Company has accrued amounts owing for the new 7.5% Special Mining Tax, which became effective January 1, 2014, and is paid annually.

The statutory federal income tax rate in Mexico for 2014 is 30%. The 7.5% Special Mining Tax introduced under the MITL has increased the effective tax rate in Mexico substantially. The effective tax rate for the third quarter of 2014 (calculated as a percentage of earnings before income tax) was 39%. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the third quarter of 2014, the effective tax rate was impacted by non-deductible expenses in Canada and Turkey, which had the impact of increasing the effective tax rate above the Mexican statutory rate.

The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss. In the third quarter of 2014, the weakening of the Mexican peso relative to the US dollar resulted in a $0.5 million additional deferred tax expense. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q4 2012	Q1 2013		Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014
Gold production (ounces)	67,800		55,000	53,000	43,000	39,000	37,000	33,000	28,000
Gold sales (ounces)	62,516		53,000	55,000	48,000	42,198	32,161	34,039	30,000
Operating revenues ($000)	106,946		86,272	78,273	63,811	53,832	41,511	43,843	38,523
Earnings (loss) from operations ($000)	53,016		41,717	29,195	14,704	9,033	5,541	3,935	(1,581)
Earnings (loss) ($000)	37,906		25,989	8,828	9,249	(5,274)	2,746	733	(2,238)
Earnings (loss) ($ per share) basic/diluted	$0.31	$ $	0.21/ 0.20	$0.07	$0.07	($0.04)	$0.02	$0.01	($0.02)

Operating revenues have trended lower over the past two years as a result of decreasing gold prices. Lower realized gold prices and gold sales have resulted in generally weaker financial results. Gold production in the first and fourth quarters is generally higher than in the third quarter of the year, which can be adversely affected by weather-related production issues. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages. The loss incurred in the fourth quarter of 2013 was the result of a non-cash deferred tax charge associated with the Mexican tax reform.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At September 30, 2014, the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL. As at September 30, 2014, the Company had outstanding a contract to deliver $5 million CAD in exchange for a fixed amount of USD in December 2014, with a CAD:USD rate of 1.11:1. The mark-to-market loss associated with this contract as at September 30, 2014 was nominal.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. The weakening of the CAD in the third quarter of 2014 resulted in a foreign exchange loss of $0.4 million.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the quarter ended September 30, 2014, the Company’s net MXN-denominated asset position, excluding the deferred tax liability, resulted in a foreign exchange loss of $1.3 million.

At September 30, 2014 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $0.4 million foreign exchange loss due to the weakening of the TL compared to the USD during the quarter.

Liquidity and Capital Resources

At September 30, 2014, the Company had $375.2 million in cash and cash equivalents and short-term investments compared to $417.5 million at December 31, 2013. The decrease in total cash and cash equivalents and short-term investments of $42.3 million reflects positive cash flows from operations of $16.9 million offset by capital spending of $41.0 million, dividend payments totaling $12.7 million and share repurchases of $3.2 million. The Company’s working capital surplus decreased to $422.9 million at September 30, 2013 from $452.8 million at December 31, 2013.

Despite substantially lower gold prices which are resulting in reduced profitability, cash flow and liquidity across the industry, the Company`s balance sheet remains strong with $375.2 million in cash, $422.9 million of working capital and continued positive cash flow from operations. The Company has an extensive pipeline of mining projects for development and has the balance sheet strength and corresponding financial flexibility to sequence these projects (once permitted) in a manner that maximizes risk adjusted returns. The Company declared a semi-annual dividend in the third quarter of 2014 of $0.10 per share and, on payment in the fourth quarter, will have returned over $102 million to shareholders in the form of dividends and share repurchases in the past four years. The lower gold price environment emphasizes the strategic importance of financial strength and flexibility and the Company is evaluating its capital allocation decisions accordingly.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at September 30, 2014.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2014 and have concluded that these are appropriately designed and operating effectively.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

October 21, 2014
Common shares
- Common shares outstanding	127,357,486

Stock options
- Average exercise price CAD $14.05; approximately 71% exercisable	4,754,300

Warrants
- Exercise price CAD $29.48	7,167,866

Total	139,279,652

Outlook

The Company expects to achieve the low end of its full year production guidance of 150,000 ounces in 2014. Gold production in the first nine months of 2014 totaled 98,000 ounces at total cash cost levels within the Company’s guidance range for the year. While the Company has continued to benefit from grades 19% higher than budgeted from heap leach ore throughout the first three quarters of 2014, heavy rains in the third quarter resulted in the deferral of significant gold production to the fourth quarter. Contained ounces stacked to the leach pad in the third quarter were the highest thus far this year. The benefit of this is expected to be realized in the fourth quarter with recoveries anticipated to increase significantly following the end of the rainy season. Combined with the ramp-up of high-grade mill production from San Carlos, the Company expects a significant increase in production in the fourth quarter.

San Carlos underground development to-date has focused on completing sufficient headings to support the ramp up of underground ore production. The Company mined and stockpiled approximately 25,000 tonnes of development ore during the third quarter, at grades above the current mineral reserve grade of 7 g/t Au, and will commence mining stopes in the fourth quarter. The Company expects to ramp up mining rates during the quarter with the objective of achieving approximately 500 tonnes per day of ore mined by the end of the fourth quarter. Ore mined during the third quarter was stockpiled while modifications to the milling circuit were being completed in order to ensure optimal recoveries from the different ore types within the San Carlos deposit. The modifications to the milling circuit were completed in early October, and the Company has begun processing high grade ore. Mill throughput is expected to ramp up to over 500 tonnes per day processed by the end of the quarter.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits to bring on low cost production growth. The Company closed the acquisition of the surface rights to La Yaqui in June 2014 and expects to close the acquisition of surface rights for Cerro Pelon shortly. The two projects are expected to contribute an average of 33,000 ounces per year of low cost gold production over a 5 year mine life, with peak annual production of 50,000 ounces. Baseline work has commenced in order to compile information for the environmental impact assessments (MIA), with approvals expected in approximately 15-18 months. This will be followed by a 6-8 month construction period at La Yaqui and 8-10 month construction period at Cerro Pelon. Total initial capital to construct both projects is expected to be approximately $21 million. In conjunction with the completion of the environmental baseline studies, the Company will undertake further detailed economic analysis as well as additional exploration drilling at both La Yaqui and Cerro Pelon.

Gold production from the first of the Company’s Turkish projects, Kirazli, is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company remains confident that these permits will be granted. However, legal challenges have increased uncertainty of the expected timing for receipt of these permits. The Company has prepared and filed with the Ministry of Environment a cumulative impact assessment for the Kirazli project. The EIA for the Aği Daği project was formally approved in August 2014 and requires forestry and operating permits before proceeding with construction.

Work in support of an EIA submission for the Esperanza Gold Project in 2015 is underway. Drilling at the Quartz Mountain Property focused on validating the existing mineral resources is expected to begin at the end of October 2014.

The lower gold price environment further emphasizes the strategic importance of financial strength and flexibility and the Company is evaluating its capital allocation decisions accordingly. The Company’s financial position remains strong, with approximately $375.2 million in cash and cash equivalents and no debt. The Company is well positioned to pursue accretive opportunities and to deliver on its development project pipeline.

Accounting Policies in effect January 1, 2014

(i) IFRIC 21 – Levies (“IFRIC 21”) In May 2013, the IFRS Interpretations Committee (IRFIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no impact on the financial statements of the Company.

(ii) IAS 32 – Offsetting of financial instruments (“IAS 32”) The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited interim condensed consolidated financial statements upon adoption of these amendments.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. On July 24, 2014, the IASB issued the final version of IFRS 9 with an effective adoption date of January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 15 Revenue from Contracts with Customers (IFRS 15) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.

(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) was issued in May 2014 and prohibits the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2013 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Cash flow from operating activities – IFRS (000)	($26)	$25,697	$16,938	$71,540
Changes in non-cash working capital (000)	9,930	665	22,120	29,001

Cash flow from operating activities before changes in non-cash working capital (000)	$9,904	$26,362	$39,058	$100,541

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$21,565	$20,855	$59,367	$60,618
Inventory adjustments and period costs (000)	(4,349)	453	(11,969)	974

Total cost (000)	$25,914	$21,308	$71,336	$61,592
Tonnes Ore stacked / milled (000)	1,507.5	1,656.9	4,608.3	4,868.9

Total cost per tonne of ore	$17.19	$12.86	$15.48	$12.65

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$21,565	$20,855	$59,367	$60,618
Divided by: Gold ounces sold	30,000	48,000	96,200	156,000

Total Cash operating costs per ounce	$719	$434	$617	$389

Mining and processing costs – IFRS (000)	$21,565	$20,855	$59,367	$60,618
Royalties – IFRS (000)	1,958	2,707	6,578	11,370

Total Cash costs (000)	$23,523	$23,562	$65,945	$71,988
Divided by: Gold ounces sold	30,000	48,000	96,200	156,000

Total Cash costs per ounce	$784	$491	$686	$461

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Mining and processing costs (000)	$21,565	$20,855	$59,367	$60,618
Royalties (000)	1,958	2,707	6,578	11,370
Corporate and administration (000) (1)	3,453	3,735	10,737	15,904
Share-based compensation (000)	19	3,524	1,019	3,944
Exploration costs (000) (2)	3,169	2,762	9,343	7,530
Reclamation cost accretion (000)	351	212	1,041	688
Sustaining capital expenditures (000)	3,929	5,058	11,215	13,648

	$34,444	$38,853	$99,300	$113,702
Divided by: Gold ounces sold	30,000	48,000	96,200	156,000

All-in sustaining cost per ounce	$1,148	$810	$1,032	$729

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
All-in sustaining cost (above)	$34,444	$38,853	$99,300	$113,702
Add: Development and expansion capital (000)	8,514	6,892	20,974	22,607
Add: Other development and exploration (000)	1,552	483	4,322	2,728
Add: Development project corporate and administration (000)	419	336	1,569	1,385

	44,929	46,564	126,165	140,422
Divided by: Gold ounces sold	30,000	48,000	98,200	156,000

All-in cost per ounce	$1,498	$970	$1,311	$900

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense